UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Intelsat S.A.
(Name of Issuer)

Common Shares, nominal value $0.01 per share
(Title of Class of Securities)

L5140P101
(CUSIP Number)

David A. Tepper Appaloosa LP 51 John F. Kennedy Parkway Short Hills, New Jersey 07078 (973) 701-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L5140P101	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON Appaloosa LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,950,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,950,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,950,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON PN

* Beneficial ownership percentage is based upon 141,164,372 common shares, nominal value $0.01 per share (the “Common Shares”), of Intelsat S.A. (the “Issuer”) outstanding as of February 18, 2020, as set forth in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on February 20, 2020.  Appaloosa LP (“ALP”) is the investment adviser to Azteca Partners LLC (“Azteca”) and Palomino Master Ltd. (“Palomino” and, collectively with Azteca, the “Funds”), Appaloosa Capital Inc. (“ACI”) is the general partner of ALP and David A. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in ALP. As of April 22, 2020, Azteca held 4,569,187 Common Shares and Palomino held 2,380,813 Common Shares. The amount reported as beneficially owned by the Reporting Persons does not include an indeterminate number of  shares that may be issuable upon conversion of convertible notes held by the Reporting Persons because the settlement of the convertible notes may be in cash, stock or a combination, at the option of the company.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, each of ALP, ACI and Mr. Tepper may be deemed to beneficially own the 6,950,000 Common Shares held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of approximately 4.9% of the Common Shares deemed to be outstanding as of February 18, 2020.

CUSIP No. L5140P101	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Azteca Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,569,187*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,569,187*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,569,187*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%*
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership percentage is based upon 141,164,372 Common Shares of the Issuer outstanding as of February 18, 2020, as set forth in the Annual Report on Form 10-K filed by the Issuer with the SEC on February 20, 2020.  The amount reported as beneficially owned by the Reporting Persons does not include an indeterminate number of  shares that may be issuable upon conversion of convertible notes held by the Reporting Persons because the settlement of the convertible notes may be in cash, stock or a combination, at the option of the company.  For purposes of Reg. Section 240.13d-3, Azteca may be deemed to beneficially own 4,569,187 Common Shares for an aggregate beneficial ownership percentage of approximately 3.2% of the Common Shares deemed to be outstanding as of April 22, 2020.

CUSIP No. L5140P101	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Palomino Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,380,813*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,380,813*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,813*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%*
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership percentage is based upon 141,164,372 Common Shares of the Issuer outstanding as of February 18, 2020, as set forth in the Annual Report on Form 10-K filed by the Issuer with the SEC on February 20, 2020.  The amount reported as beneficially owned by the Reporting Persons does not include an indeterminate number of  shares that may be issuable upon conversion of convertible notes held by the Reporting Persons because the settlement of the convertible notes may be in cash, stock or a combination, at the option of the company.  For purposes of Reg. Section 240.13d-3, Palomino may be deemed to beneficially own 2,380,813 Common Shares for an aggregate beneficial ownership percentage of approximately 1.7% of the Common Shares deemed to be outstanding as of April 22, 2020.

CUSIP No. L5140P101	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON Appaloosa Capital Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,950,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,950,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,950,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON CO

* Beneficial ownership percentage is based upon 141,164,372 Common Shares of the Issuer outstanding as of February 18, 2020, as set forth in the Annual Report on Form 10-K filed by the Issuer with the SEC on February 20, 2020.   ALP is the investment adviser to the Funds, ACI is the general partner of ALP and Mr. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in ALP. As of April 22, 2020, Azteca held 4,569,187 Common Shares and Palomino held 2,380,813 Common Shares. The amount reported as beneficially owned by the Reporting Persons does not include an indeterminate number of  shares that may be issuable upon conversion of convertible notes held by the Reporting Persons because the settlement of the convertible notes may be in cash, stock or a combination, at the option of the company.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, each of ALP, ACI and Mr. Tepper may be deemed to beneficially own the 6,950,000 Common Shares held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of approximately 4.9% of the Common Shares deemed to be outstanding as of April 22, 2020.

CUSIP No. L5140P101	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,950,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,950,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,950,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON IN

* Beneficial ownership percentage is based upon 141,164,372 Common Shares of the Issuer outstanding as of February 18, 2020, as set forth in the Annual Report on Form 10-K filed by the Issuer with the SEC on February 20, 2020. ALP is the investment adviser to the Funds, ACI is the general partner of ALP and Mr. Tepper is the controlling stockholder and president of ACI and owns a majority of the limited partnership interests in ALP. As of April 22, 2020, Azteca held 4,569,187 Common Shares and Palomino held 2,380,813 Common Shares. The amount reported as beneficially owned by the Reporting Persons does not include an indeterminate number of  shares that may be issuable upon conversion of convertible notes held by the Reporting Persons because the settlement of the convertible notes may be in cash, stock or a combination, at the option of the company.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, each of ALP, ACI and Mr. Tepper may be deemed to beneficially own the 6,950,000 Common Shares held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of approximately 4.9% of the Common Shares deemed to be outstanding as of April 22, 2020.

CUSIP No. L5140P101	SCHEDULE 13D	Page 7 of 10

Item 1.          Security and Issuer

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed with the SEC on February 18, 2020 relates to the common shares, nominal value $0.01 per share (the “Common Shares”), of Intelsat S.A. (the “Issuer”) and is being filed to amend the Schedule 13D as specifically set forth below. The principal executive offices of the Issuer are located at 4 rue Albert Borschette, Luxembourg, Grand Duchy of Luxembourg L-1246.

This Amendment No. 1 is being filed to report that, as of immediately following the transactions described in Item 5 below, the Reporting Persons ceased to beneficially own more than 5% of the Common Shares of the Issuer.

Item 2.          Identity and Background

No material change.

Item 3.          Source and Amount of Funds or Other Consideration

No material change.

Item 4.          Purpose of Transaction
No material change.

Item 5.          Interest in Securities of the Issuer
Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Shares reported owned by each Reporting Person named herein is based upon 141,164,372 Common Shares of the Issuer outstanding as of February 18, 2020, as set forth in the Annual Report on Form 10-K filed by the Issuer with the SEC on February 20, 2020.

As of April 22, 2020, Azteca held 4,569,187 Common Shares for a beneficial ownership percentage of 3.2% of the Common Shares deemed to be outstanding as of April 22, 2020, and Palomino held 2,380,813 Common Shares for a beneficial ownership percentage of 1.7% of the Common Shares deemed to be outstanding as of April 22, 2020.  As a result of the foregoing, each of ACI, ALP and Mr. Tepper may be deemed to be the beneficial owner of the 6,950,000 Common Shares held in the aggregate by the Funds, for an aggregate beneficial ownership percentage of 4.9% of the Common Shares deemed to be outstanding as of April 22, 2020.

Azteca has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 4,569,187 Common Shares. Palomino has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 2,380,813 Common Shares.

Each of ACI, ALP and Mr. Tepper has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of 6,950,000 Common Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit 1 to this Schedule 13D.  All such transactions were carried out in open market transactions.

As of April 22, 2020, immediately following certain transactions described in Exhibit 1, the Reporting Persons ceased to beneficially own more than 5% of the Common Shares of the Issuer.

CUSIP No. L5140P101	SCHEDULE 13D	Page 8 of 10

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
No material change.

Item 7.          Material to be Filed as Exhibits
The following exhibits are incorporated into this Amendment:

Exhibit 1	Schedule of Transactions in Common Shares.

CUSIP No. L5140P101	SCHEDULE 13D	Page 9 of 10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2020

APPALOOSA LP

By:	APPALOOSA CAPITAL INC. Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

AZTECA PARTNERS LLC

By:	APPALOOSA LP Its Investment Advisor

By:	APPALOOSA CAPITAL INC.
Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

PALOMINO MASTER LTD.

By:	APPALOOSA LP Its Investment Advisor

By:	APPALOOSA CAPITAL INC. Its General Partner

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

CUSIP No. L5140P101	SCHEDULE 13D	Page 10 of 10

APPALOOSA CAPITAL INC.

By:	/s/ David A. Tepper
Name: David A. Tepper
Title: President

/s/ David A. Tepper
David A. Tepper

EXHIBIT 1

TRANSACTIONS IN THE SECURITIES OF THE ISSUER— PALOMINO

Fund	Date of Transaction	Number Shares Purchased	Number of Shares Sold	Price Per Share
Palomino	3/30/2020	4,919		$3.3395
Palomino	3/25/2020		45,409	$1.9572
Palomino	3/26/2020		63,511	$1.9590
Palomino	4/8/2020		221,399	$1.6267
Palomino	4/9/2020		8,564	$1.6902
Palomino	4/13/2020		8,564	$1.5015
Palomino	4/16/2020		85,641	$1.1974
Palomino	4/17/2020		54,810	$1.3082
Palomino	4/21/2020		342,563	$1.0675
Palomino	4/22/2020		373,394	$1.0761

TRANSACTIONS IN THE SECURITIES OF THE ISSUER— AZTECA

Fund	Date of Transaction	Number Shares Purchased	Number of Shares Sold	Price Per Share
Azteca	2/28/2020	9,339		$3.3395
Azteca	3/25/2020		87,149	$1.9572
Azteca	3/26/2020		121,889	$1.9590
Azteca	4/8/2020		424,901	$1.6267
Azteca	4/9/2020		16,436	$1.6902
Azteca	4/13/2020		16,436	$1.5015
Azteca	4/16/2020		164,359	$1.1974
Azteca	4/17/2020		105,190	$1.3082
Azteca	4/21/2020		657,437	$1.0675
Azteca	4/22/2020		716,606	$1.0761